EXHIBIT 12.1

SEMPRA ENERGY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

						June 30,
	2009	2010	2011	2012	2013	2014
Fixed charges and preferred stock dividends:
Interest	$455	$492	$549	$601	$620	$310
Interest portion of annual rentals	2	3	2	2	2	1
Preferred dividends of subsidiaries (1)	13	11	10	6	6	1

Total fixed charges	470	506	561	609	628	312
Preferred dividends for purpose of ratio	—	—	—	—	—	—

Total fixed charges and preferred dividends for purpose of ratio	$470	$506	$561	$609	$628	$312

Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$977	$1,078	$1,747	$1,255	$1,399	$723
Add:
Total fixed charges (from above)	470	506	561	609	628	312
Distributed income of equity investees	493	260	96	50	51	18
Less:
Interest capitalized	73	74	27	53	23	16
Preferred dividends of subsidiaries (1)	13	11	10	6	6	1

Total earnings for purpose of ratio	$1,854	$1,759	$2,367	$1,855	$2,049	$1,036

Ratio of earnings to combined fixed charges and preferred stock dividends	3.94	3.48	4.22	3.05	3.26	3.32

Ratio of earnings to fixed charges	3.94	3.48	4.22	3.05	3.26	3.32

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.